Ares Acquisition Corporation II

245 Park Avenue, 44th Floor

New York, NY 10167

Kodiak Robotics, Inc.

1049 Terra Bella Avenue

Mountain View, CA 94043

August 15, 2025

VIA EDGAR

Attention:	Brittany Ebbertt
Kathleen Collins
Marion Graham
Jan Woo

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Ares Acquisition Corporation II
Kodiak Robotics, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed July 28, 2025
File No. 333-287278

Ladies and Gentlemen:

Set forth below are the responses of Ares Acquisition Corporation II (“AACT”) and Kodiak Robotics, Inc. (“Legacy Kodiak”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 11, 2025 with respect to Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-287278), filed with the Commission on July 28, 2025 (the “Registration Statement”). As used in this letter (this “Letter”), “we,” “us,” and “our” refer to AACT and Legacy Kodiak collectively.

Concurrent with the submission of this Letter, we are submitting Amendment No. 3 to the Registration Statement on Form S-4 (“Amendment No. 3”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions in the responses correspond to Amendment No. 3 unless otherwise specified. Capitalized terms used but not defined in this Letter have the meanings set forth in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-4

Cover Page

1.

We note from your response to prior comment 1 that you expect the Exchanged Kodiak Option holders will exercise their options prior to expiration given a vast majority are significantly in-the-money. Please revise footnote (3) to the table to explain that you expect all Exchanged Kodiak Options will have an exercise price significantly less than the Redemption Price such that you believe it is probable option holders will exercise these options. Similar revisions should be made throughout the filing wherever these options are included in total shares outstanding following the Business Combination, including on pages xxii, xxxi, 3, 4, 8, 30 and 158.

Response: We have revised the disclosure in the footnote on the cover page and throughout Amendment No. 3, as applicable.

2.

Please revise your cover page to disclose, in tabular format, the price paid or to be paid for securities issued or to be issued to the SPAC sponsor and its affiliates in connection with the de-SPAC transaction or any related financing transaction. Refer to Item 1604(a)(3) of Regulation S-K.

Response: We have revised the disclosure on the cover page of Amendment No. 3.

Summary of the Proxy Statement/Prospectus

Dilution, page 5

3.

Please explain the reference to footnote (4) in the “Anticipated transaction expenses to be incurred by AACT” line item of the numerator adjustments table on page 6 or revise to remove. In addition, explain why the transaction expense adjustment changes based on the redemption levels given you state in response to prior comment 8 that such expenses include $12.9 million of investment advisory fees and $8.5 million in legal fees.

Response: We have revised the disclosure on page 7 of Amendment No. 3.

4.

We note you include an adjustment to the numerator for “Contributions to AACT Trust Account.” Considering the contribution obligations will be reimbursed as reflected in pro forma adjustment (C6), please revise to also reflect the repayment of such obligation or remove this line item from your reconciliation.

Response: We have revised the disclosure on page 7 of Amendment No. 3.

5.

We note you include an adjustment to the numerator of your net tangible book value calculations for “Incremental accrued interest on Trust Account,” which appears to reflect interest earned after March 31, 2025. Please revise to remove this adjustment as it does not appear to meet the definition of a probable or consummated transaction for purposes of this disclosure as outlined in Section II.D.3 (page 104) of SEC Release 33-11265. Further, it appears this adjustment is not appropriate as it reflects income earned but no other operating activity that occurred after the balance sheet date.

Response: We have revised the disclosure on page 7 of Amendment No. 3.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 3 - Pro Forma Adjustments

Pro Forma Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 239

6.

We note your response to prior comment 8. Please revise to separately disclose the amount and nature of the transaction expenses related to each of AACT and Legacy Kodiak as provided in your response. Additionally, disclose the amount of any transaction costs incurred by AACT that are already reflected in the historical financial statements. Finally, we note your conclusion not to include a pro forma income statement adjustment to add transaction costs incurred or to be incurred by AACT after the historical period based on the guidance in SAB Topic 5.A and the speech referenced in your response. However, costs incurred by the registrant after the historical periods should be reflected as a pro forma expense as if the adjustments were made at the beginning of the fiscal year presented. Please revise accordingly.

Response: We have revised the disclosures on pages 245 through 247 of Amendment No. 3.

Kodiak Robotics, Inc.

Notes to Condensed Financial Statements (unaudited)

Note 16, Subsequent Events, page F-98

7.

It appears from your response to prior comment 1 that additional Legacy Kodiak Options were granted after the most recent balance sheet date of March 31, 2025. Please revise to include a discussion of such grants and the associated compensation expense, if material. Refer to ASC 855-10-50-2. In your response, tell us how the pending Business Combination Agreement factored into your valuation of the underlying common stock used in determining the fair value of the options granted since March 31, 2025 and provide us with the underlying share fair value and exercise price used in your Black-Scholes calculations for such grants.

Response: We advise the Staff that Legacy Kodiak Options granted from April 1, 2025 through June 30, 2025 have been included in Legacy Kodiak’s condensed financial statements as of and for the six months ended June 30, 2025 and are reflected in the stock option activity table on F-99. Legacy Kodiak has also summarized the options it granted after June 30, 2025 in the subsequent events footnote on F-102.

Legacy Kodiak has utilized valuation reports prepared by a third-party firm in assessing the fair value of its common stock when granting options. Since March 31, 2025, such valuation reports used a probability-weighted expected return model with the following two scenarios: (i) Legacy Kodiak consummates a business combination transaction with a special purposes acquisition company (e.g., the Business Combination) and (ii) Legacy Kodiak continues to operate as a private company. Legacy Kodiak’s April 30, 2025 valuation report had a merger probability of 65% and a discount for lack of marketability of 8%, resulting in a common stock fair value of $4.53 per share, compared to a merger probability of 80% and a discount for lack of marketability of 6%, resulting in a common stock fair value of $5.88 per share, in Legacy Kodiak’s June 30, 2025 valuation report. The increase in the probability of a merger increased over time as the anticipated merger progressed as planned. The following table summarizes the underlying per share common stock fair value and exercise price used in Legacy Kodiak’s Black-Scholes calculations for options granted after March 31, 2025.

Grant Date	Number of Legacy Kodiak Options Granted	Underlying per Share Fair Value	Exercise Price per Share
May 27, 2025	4,622,608	$5.13	$4.53
June 11, 2025	272,567	$5.46	$4.53
June 25, 2025	818,795	$5.77	$4.53
June 27, 2025	3,584,841	$5.81	$4.53
August 5, 2025	1,389,883	*	$5.88

* The Company is in the process of determining the estimated fair value of these options, which will be reflected in its financial statements as of and for the nine months ending September 30, 2025.

General

8.

You state in your response to comment 1 in your June 30, 2025, letter that you will continue to evaluate the potential incremental PIPE Investment and will ensure that the final Form S-4 presentations reflect the current facts and expectations at the time of effectiveness. Please tell us the current status of the remaining expected $40.0 million PIPE Subscriptions. To the extent you are unable to obtain the additional financing prior to effectiveness, ensure you revise your ownership tables throughout the filing to reflect only the committed subscriptions, which currently appears to be $60.0 million.

Response: We have revised the disclosure on the cover page and throughout Amendment No. 3, as applicable.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to Philippa Bond, P.C. of Kirkland & Ellis LLP at (310) 552-4222 or Monica Shilling, P.C. of Kirkland & Ellis LLP at (310) 552-4355 or Melissa Rick of Wilson Sonsini Goodrich & Rosati, P.C. at (650) 849-3059 or Austin March of Wilson Sonsini Goodrich & Rosati, P.C. at (512) 338-5410.

Very truly yours, ARES ACQUISITION CORPORATION II

By:	/s/ Allyson Satin
Name: Allyson Satin
Title: Chief Operating Officer

KODIAK ROBOTICS, INC.

By:	/s/ Don Burnette
Name: Don Burnette
Title: Chief Executive Officer

Enclosures

cc:	Philippa Bond, P.C. Monica Shilling, P.C.
Walton Dumas
Van Whiting
Kirkland & Ellis LLP

Jeffrey Saper
Melissa Rick
Austin March
Wilson Sonsini Goodrich & Rosati, P.C.